Exhibit 12
Ally Financial Inc.

Ratio of Earnings to Fixed Charges

	Six months ended June 30,	Year ended December (in millions),
($ in millions)	2013 (a)	2012 (a)	2011 (a)	2010 (a)	2009 (a)	2008 (a)
Earnings
Consolidated net income (loss) from continuing operations	$160	$1,370	$(219)	$(334)	$(3,370)	$5,535
Income tax (benefit) expense from continuing operations	(83)	(856)	42	97	12	(87)
Equity-method investee (earnings) losses	(7)	(6)	(7)	(8)	6	515
Minority interest expense	—	1	1	1	1	1
Consolidated income (loss) from continuing operations before income taxes, minority interest, and income or loss from equity investees	70	509	(183)	(244)	(3,351)	5,964
Fixed charges	1,780	4,031	4,668	4,880	4,786	5,724
Earnings available for fixed charges	$1,850	$4,540	$4,485	$4,636	$1,435	$11,688
Fixed charges
Interest, discount, and issuance expense on debt	$1,773	$4,014	$4,652	$4,862	$4,768	$5,704
Portion of rentals representative of the interest factor	7	17	16	18	18	20
Total fixed charges	1,780	4,031	4,668	4,880	4,786	5,724
Preferred dividend requirements (b)	401	801	763	1,860	1,224	—
Total fixed charges and preferred dividend requirements	$2,181	$4,832	$5,431	$6,740	$6,010	$5,724
Ratio of earnings to fixed charges (c)	1.04	1.13	0.96	0.95	0.30	2.04
Ratio of earnings to fixed charges and preferred dividend requirements (d)	0.85	0.94	0.83	0.69	0.24	2.04

(a)
During 2013, 2012, 2011, 2010, and 2009, we committed to dispose certain operations of our Automotive Finance operations, Insurance operations, Mortgage operations, and Commercial Finance Group. We report these businesses separately as discontinued operations in the Condensed Consolidated Financial Statements. Refer to Note 2 to the Condensed Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(b)	Amount for 2010 includes a $616 million reduction to retained earnings (accumulated deficit) related to a conversion of preferred stock and related amendment that occurred on December 30, 2010.

(c)
The ratio indicates a less than one-to-one coverage for the years ended December 31, 2011, 2010 and 2009. Earnings for the the years ended December 31, 2011, 2010, and 2009 were inadequate to cover fixed charges. The deficient amounts for the ratio were $183 million, $244 million and $3,351 million for the years ended December 31, 2011, 2010, and 2009, respectively.

(d)
The ratio indicates a less than one-to-one coverage for the three months ended June 30, 2013, and the years ended December 31, 2012, 2011, 2010, and 2009. Earnings for the three months ended June 30, 2013, and the years ended December 31, 2012, 2011, 2010, and 2009 were inadequate to cover total fixed charges and preferred dividend requirements. The deficient amounts for the ratio were $331 million, for the three months ended June 30, 2013, and $292 million, $946 million, $2,104 million, and $4,575 million for the years ended December 31, 2012, 2011, 2010, and 2009, respectively.